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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     Hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Abra LLC*                                           (Month/Day/Year)        About.com, Inc. (BOUT)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        12/12/00            5. Relationship of Reporting Person(s) 6. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)      Date of Original
                                                 3. IRS Identification      Director        X   10% Owner         (Month/Day/Year)
9 West 57th Street, Suite 4200                      or Social Security  ----               ----
                                                    Number of Reporting     Officer (give      Other (specify  ---------------------
-------------------------------------------------   Person, if an           title below)       below)         7. Individual or
                    (Street)                        entity (voluntary)  ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  more than One
New York            New York          10019                                                                     X  Reporting Person
                                                                                                               ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock (1)                                     3,067,406                      D                 N/A
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Common Stock                                         0 (2)                          I                 Through a voting agreement (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v)                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of                       (Instr. 5)
                                                                             Shares
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Not applicable
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Explanation of Responses:

(1) 1,050,600 shares of the common stock, par value $0.001 per share ("Common Stock"), were purchased by Abra LLC in the open market on December 11, 2000 and December 12, 2000 for an aggregate purchase price of $25,487,200. KKR 1996 Fund, L.P. is required to file this statement because it is the sole member of Abra LLC. The additional shares of Common Stock reported consist of
403,361 shares of Common Stock granted to PRIMEDIA Inc. ("PRIMEDIA") pursuant to the Ads for Equity Agreement, dated as of October
29, 2000, between PRIMEDIA and the Issuer (filed as Exhibit 4 to PRIMEDIA's Report on Schedule 13D dated November 8, 2000) and
1,613,445 shares of the Common Stock granted to PRIMEDIA pursuant to the Ads for Equity Agreement, dated as of October 29, 2000, between PRIMEDIA and the Issuer (filed as Exhibit 5 to PRIMEDIA's Report on Schedule 13D dated November 8, 2000). Abra LLC and
KKR 1996 Fund, L.P. are required to file with respect to the shares granted pursuant to these Ads for Equity Agreements because, as a result of Abra LLC's acquisitions of Common Stock, they may be considered a "group" for purposes of Rule 13d-1 of the
Securities Exchange Act of 1934, as amended.

(2) The Voting Agreement, dated as of October 29, 2000 (the "Voting Agreement"), among PRIMEDIA, Abracadabra Acquisition
Corporation ("Merger Sub") and certain stockholders of the Issuer (the "Stockholders") relates to all of the shares of Common
Stock beneficially owned by the Stockholders, including any shares of Common Stock acquired after the date hereof (filed as
Exhibit 3 to PRIMEDIA's Report on Schedule 13D dated November 8, 2000). The Reporting Persons have no "pecuniary" interest in the shares of Common Stock owned by the Stockholders.

(3) The agreement to vote contained in the Voting Agreement relates only to the matters described in Section 2 of the Voting
Agreement, which section is incorporated herein by reference. The restrictions on the disposition of shares contained in the
Voting Agreement relates only to the matters described in Section 3 of the Voting Agreement, which section is incorporated herein by reference. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Agreement and Plan of
Merger, dated as of October 29, 2000 (the "Merger Agreement"), among PRIMEDIA, Merger Sub and the Issuer (filed as Exhibit
2.1 to PRIMEDIA's Report on Form 8-K dated October 30, 2000) and (ii) the termination of the Merger Agreement pursuant to its terms.

Pursuant to Rule 16-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons state that this filing shall not be deemed an admission that they are the beneficial owners of any of the securities covered by this statement.


                   ABRA LLC

                   By: KKR 1996 Fund, L.P.
                   Its Managing Member

                   By: KKR Associates 1996 L.P.
                   Its General Partner

                   By: KKR 1996 GP LLC
                   Its General Partner


                   By: /s/ Perry Golkin                     12/13/00
                   -------------------------------------  ------------
                            Member                            Date

                   ** Signature of Reporting Person



                   KKR 1996 Fund, L.P.

                   By: KKR Associates 1996 L.P.
                   Its General Partner

                   By: KKR 1996 GP LLC
                   Its General Partner

                   By: /s/ Perry Golkin                      12/13/00
                   -------------------------------------  ------------
                           Member                             Date


**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                   SEC 1473 (7-97)
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Designated Filer: Abra LLC
Date of Event Requiring Statement: December 12, 2000
Issuer Name and Ticker or Trading Symbol: About.com, Inc. (BOUT)
Additioinal Reporting Persons:


                          KKR 1996 Fund L.P.
                          9 West 57th Street
                          Suite 4200
                          New York, New York 10019

Abra LLC and KKR 1996 Fund, L.P. are collectively referred to in this statement as the "Reporting Persons."

                                            (Page 3 of 3)